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                                                                  EXHIBIT (a)(8)


                       RICHARD C. BLUM & ASSOCIATES, L.P.
                        909 MONTGOMERY STREET, SUITE 400
                         SAN FRANCISCO, CA  94133-4625


                              FAX:  (415) 434-3130
                           TELEPHONE:  (415) 434-1111


News From:       Richard C. Blum & Associates, L.P.

Contact:         Rick Mariano, 415/434-1111



RICHARD C. BLUM & ASSOCIATES AMENDS TENDER OFFER FOR TRIAD PARK (TICKER: TDPK) BY DELETING CERTAIN CONDITIONS; CONSIDERATION REMAINS $1.80 PER SHARE


Richard C. Blum & Associates ("RCBA") announced today that its affiliate TPL Acquisition, LLC had amended its previously announced cash tender offer for all the outstanding membership interests (the "Shares") of Triad Park, LLC, a Delaware limited liability company, at a price of $1.80 per Share. The amendment removes certain conditions set forth in the tender offer commenced on April 1. The conditions are now substantively conformed to conditions set forth in a merger agreement between RCBA and Triad Park that was terminated on February 1, 1998. In addition, the tender offer is still conditioned upon, among other things, (i) there being validly tendered and not withdrawn a sufficient number of Shares that, when combined with the Shares already owned by RCBA, would constitute a majority of all outstanding Shares, (ii) redemption or waiver of Triad Park's rights plan, and (iii) termination of the merger agreement between Triad Park and The Kontrabecki Group, Inc. The other terms and conditions in the tender offer are unchanged, including the consideration to Triad Park shareholders of $1.80 per share.





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